UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of         NOVEMBER 2002
                 ---------------------------------------

                               RICHMONT MINES INC.
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On November 8, 2002 Richmont Mines Inc. issued a News Release - Richmont Mines announces exploration results. This report is filed solely for the purpose of filing a copy of the press release attached hereto.




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                   Form 20-F XXX            Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes       No XXX
                                       ---      ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                                  (Registrant)

Date 11/08/02        By    NICOLE VEILLEUX  (SIGNED)
    -----------         ----------------------------------
                           Nicole Veilleux, Controller




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                                                        MINES RICHMONT INC.

                                                         110, avenue Principale
                                                         Rouyn-Noranda, QC
                                                         J9X 4P2, CANADA

                                                         Tel. : (819) 797-2465
                                                         Telec. : (819) 797-0166
                                                         www.richmont-mines.com


                                   NEW RELEASE


                            RICHMONT MINES ANNOUNCES
                               EXPLORATION RESULTS


MONTREAL, November 8, 2002 - During the first nine months of 2002, Richmont Mines has carried out exploration work on its three main sites at a cost of more than $2 million.


FRANCOEUR AND NOREX PROPERTIES

Following the acquisition in February 2002 of the Norex property adjoining the Francoeur Mine, Richmont Mines initiated a major exploration program on these properties. Exploration expenses totalled $1.3 million. This program is partially funded by the Quebec Ministry of Natural Resources, which will award $496,000 to explore these properties.

EAST AREA (LEVEL 17)

Following the driving of the access ramp over a distance of 700 feet in the East Area, drilling started last June. In all, 11 drill holes totalling 10,190 feet evaluated the continuity of the North Zone in the Central and East Areas, down to 800 feet below Level 17 which is at a depth of 2,700 feet. While the first holes identified noneconomic values, hole R-859 uncovered an ore intersection grading 0.31 ounces of gold per ton (oz/Au/t) on a true width of six feet. Moreover, this hole revealed the presence of a new high grade hydrothermal gold system in an unexplored area. In order to fully explore this new area, the drift will be extended by 770 feet and drilling will begin as early as next December.

WEST AREA (LEVEL 15)

Drilling in the West Area started in July to evaluate the extension at depth of the North, West and 61 Zones. Seven drill holes in all have been conducted, totalling 12,490 feet. Two holes clearly indicate that the gold system continues at least down to Level 20, which is 500 feet below the 300,000 tons of resources identified in the West Area. The most promising intersections were detected in hole R-867 where three ore zones were identified grading respectively 0.25 oz/Au/t over 3.7 feet, 0.14 oz/Au/t over 3.5 feet, and 0.24 oz/Au/t over 5 feet. In addition, hole R-866 intercepted three zones grading 0.56 oz/Au/t over 2 feet, 0.13 over 3 feet and 0.13 over 3 feet. To follow up on these positive results, a second drilling phase is underway in the area.




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HAMMERDOWN MINE

Subsequent to the driving of the access ramp at the Hammerdown Mine in Newfoundland earlier in the year, exploration work at a cost of $200,000 in the lower zone of the deposit showed disappointing results, pointing to a decline in reserves in the lower zones and in peripheral zones. Richmont Mines will be reassessing reserves before year-end. For now, preliminary calculations indicate a decline of approximately 30% in reserves. New exploration targets have been determined and work will be stepped up to identify new reserves. If no additional reserves are identified, the Hammerdown Mine will cease operations in the course of 2004.


BEAUFOR MINE

Since the beginning of 2002, $469,000 have been earmarked for the exploration of the Beaufor Mine in Quebec. Exploration work has identified additional reserves and confirmed the extension of the main zones of the mine. The Company maintains its objective of renewing the reserves mined in 2002.

At depth, drill hole 74-01 has revealed an ore intersection grading 0.38 oz/Au/t on a true width of 9.8 feet at more than 150 feet below the lowest level of the mine, which is at a depth of 2,000 feet. This discovery will enable Richmont Mines to increase total resources of the Beaufor Mine.

During the fourth quarter, drilling and drifting work will be carried out with the objective of confirming the extension of the East Area.


OUTLOOK

With gold production reaching over 100,000 ounces, 2002 will be a record year for Richmont Mines, both in terms of production and financial results. To fund its future projects, the Company could count on working capital of $27 million and an unused line of credit of $5 million as of September 30, 2002. Richmont Mines is well-positioned to develop its existing projects and to proceed with strategic acquisitions.




Jean-Guy Rivard
President








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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.


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